Exhibit 12.4

West Texas Utilities Company
Ratio of Earnings to Fixed Charges
For Years Ended December 31,

                              1998      1997      1996       1995      1994
                            ---------------------------------------------------
                                        (thousands, except ratios)

Operating income            $59,365    $44,567    $51,734   $59,486   $54,763
Adjustments
  Income taxes               28,088     11,294      6,547     6,456     7,900
  Provision for deferred
     income taxes            (6,578)      (954)     5,718     1,971     8,377
Deferred investment tax
     credits                 (1,321)    (1,321)    (1,321)   (1,321)   (1,321)
Charges for investments
     and plant development
      costs, net of tax         --        --      (10,946)      --        --
Other income and deductions   2,034      1,237        601      (463)    4,210
Allowance for borrowed and
     equity funds used
      during construction     1,347        920      1,276     1,031       474
                            ---------------------------------------------------
     Earnings               $82,935    $55,743    $53,609   $67,160   $74,403
                            ===================================================

Fixed charges:
  Interest on long-term
     debt                   $20,352    $20,352    $21,169   $21,413   $18,547
  Interest on short-term
     debt & other             4,580      4,911      4,925     4,111     3,534
                            ===================================================
     Fixed Charges          $24,932    $25,263    $26,094   $25,524   $22,081
                            ===================================================


Ratio of earnings to fixed
charges                        3.33       2.21       2.05      2.63      3.37


                                      4-17